MATT HUGHES

[redacted] MirusResearch.com Normal, IL

EDUCATION

BACHELOR'S DEGREE, FINANCE
Illinois State University
Normal, Illinois
Aug 1988 – May 1992

SKILLS

// TECHNICAL
N-Tier Web Based Applications
HTML (intermediate)
Node (intermediate)
Vue (intermediate)
Python (intermediate)
PostgreSQL (intermediate)
Django (intermediate)

// PROFESSIONAL
Listening
Problem-solving
Leadership
Communication
Decisiveness
Adaptability

SUMMARY

Experienced leadership for more than 20 years in the custom software application industry.

WORK EXPERIENCE

CO-FOUNDER & PRESIDENT
Mirus Research | Aug 2002 – Present
The uncommon story of a software startup which grew at a steady and controlled pace, moving from being project based to SaaS based and has maintained profitability and growth for the last 18 years without any external financing.

- Built and grew a debt-free company to more than $10MM in annual recurring revenue.
- Provided an encouraging work environment where a small team can grow with the company and find job satisfaction.

PRODUCT OWNER
State Farm Insurance | Feb 1996 – May 2002
Worked on the business side to bring the ability to quote and bind insurance products online to a 100 year old insurance company who primarily sells through a local agency-based and independently owned business model.

- Championed ideas with internal technical partners who were needed to bring the proposed solution to life.
- Worked across a large, traditionally siloed organization to bring appropriate parties together to make things happen.